UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SAMSON OIL & GAS LIMITED

(Name of Issuer)

Common Stock

(Title of Class of Securities)

796043107

(CUSIP Number)

Macquarie Bank Limited

1 Martin Place

Sydney, NSW 2000, Australia

Telephone No. 612-8232-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Anthony Lennon

Macquarie Bank Limited

125 W. 55th Street, 22nd Floor

New York, NY 10019

Telephone No. 212-231-2083

Facsimile No. 212-231-2177

October 2, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons Macquarie Bank Limited (“MBL”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Sydney, Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,800,000 Ordinary Shares

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 36,800,000 Ordinary Shares

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,800,000 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.3% (of 240,394,216 shares of Issuer’s common stock issued and outstanding as of October 8, 2009)

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the common stock (“Common Stock”) of Samson Oil & Gas Ltd. (the “Issuer”), a Colorado corporation having its operations offices at 1726 Cole Boulevard, Suite 210, Lakewood, Colorado 80401, and its principal executive offices at Level 36, Exchange Plaza, 2 The Esplanade, Perth, WA 6000, Australia.

Item 2.	Identity and Background

This statement on Schedule 13D is being filed by Macquarie Bank Limited (“MBL”), an Australian corporation.  MBL’s principal business is in financial services.  MBL has its principal offices at 1 Martin Place, Sydney, NSW 2000, Australia.

During the last five years, MBL has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On May 26, 2006, in exchange for extending a two tranche debt facility to the Issuer, MBL acquired two sets of call options.

On March 16, 2009, the Issuer requested that MBL surrender all of its options to the Issuer in exchange for the issue, at no additional cost and with no reduction of the debt facility, of 36,800,000 shares.

These shares have been, or will be, delivered in three installments:  (1) 29,300,000 shares on March 16, 2009; (2) 2,000,000 shares on July 1, 2009; and (3) 5,500,000 shares on November 30, 2009.

On October 8, 2009, the issuer confirmed with MBL that the third installment of 5,500,000 shares will be delivered by November 30, 2009.

The above events bring MBL’s beneficial share ownership figure to 36,800,000 shares.

Item 4.	Purpose of Transaction

MBL acquired ownership of the Common Stock from the Issuer as consideration for canceling previously issued options associated with the May 2006 debt facility discussed under Item 3 above.  MBL intends to hold the Common Stock solely for investment purposes.

Other than as set forth herein, MBL currently has no plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of this Schedule 13D filing.  However, MBL reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors.  Without limiting the generality of the preceding sentence, MBL reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions, by takeover bid or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) cause Issuer Securities to be distributed in kind to its investors, (iv) encourage (including, without limitation, through communications with directors, management, and existing or prospective security holders, investors or lenders of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore (A) sales or acquisitions of assets or businesses or other extraordinary corporate transactions, such as a takeover bid or scheme of arrangement (including transactions in which MBL and/or its affiliates may be proposed as acquirors), or (B) other changes to the Issuer’s business or structure.

Item 5.	Interest in Securities of the Issuer

(a)    36,800,000 shares of Common Stock of the Issuer to be owned by MBL, constituting 15.3% of such shares outstanding once these shares are completely delivered.

(b)    Number of shares as to which MBL has, or will have:

(i)       sole power to vote or to direct the vote – 36,800,000

(ii)      shared power to vote or to direct the vote – 0

(iii)     sole power to dispose of or to direct the disposition of – 36,800,000

(iv)    shared power to dispose of or to direct the disposition of – 0

(c)    Except as disclosed above, MBL has not effected any transaction in the Common Stock during the past 60 days.

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as set forth in Item 4 above, MBL does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits
None.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  October 9, 2009

Macquarie Bank Limited

/s/ Dennis Leong
Name:	Dennis Leong
Title:	Company Secretary

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).